ANNEX I -- AREH LETTER DATED JANUARY 16, 2002


        [Letterhead of American Real Estate Holdings Limited Partnership]


January 16, 2002

Hon. Jerome M. Becker
Director
Stratosphere Corporation
2000 Las Vegas Boulevard South
Las Vegas, NV  89104

Dear Judge Becker:

You have advised us that you are about to secure the fairness opinion and the underlying financial analysis of Raymond James & Associates concerning the proposed merger of Stratosphere Corporation with a corporation wholly-owned by American Real Estate Holdings, L.P., established for the purpose of effecting the merger, in a transaction in which the shareholders of Stratosphere Corporation not affiliated with American Real Holdings, L.P. will be paid the merger consideration in cash in respect of their shares of Stratosphere Corporation.

Please be advised that American Real Estate Holdings, L.P. will move forward toward the consummation of the transaction at the previously announced price of $45.32 per share for such unaffiliated shareholders, assuming any necessary approvals will be obtained.

Very truly yours,
American Real Estate Holdings, L.P.



By:      /s/ John Saldarelli
         John Saldarelli, Secretary-Treasurer